UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,000,000 Callable Step-Up Fixed Rate Notes due September 30, 2016

Filed pursuant to Rule 3 of Regulation BW

Dated: September 29, 2011

The following information regarding the U.S. Dollar 10,000,000 Callable Step-Up Fixed Rate Notes due September 30, 2016 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 22, 2010) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 10,000,000 Callable Step-Up Fixed Rate Notes due September 30, 2016.

(b) The interest rate per U.S. Dollar 1,000 (“the Specified Denomination”) shall be determined as follows:

For the period from and including the Issue Date to but excluding March 30, 2012

0.50 per cent. per annum

For the period from and including March 30, 2012 to but excluding September 30, 2012

0.75 per cent. per annum

For the period from and including September 30, 2012 to but excluding March 30, 2013

1.00 per cent. per annum

For the period from and including March 30, 2013 to but excluding September 30, 2013

1.25 per cent. per annum

For the period from and including September 30, 2013 to but excluding March 30, 2014

1.50 per cent. per annum

For the period from and including March 30, 2014 to but excluding September 30, 2014

1.75 per cent. per annum

For the period from and including September 30, 2014 to but excluding March 30, 2015

2.00 per cent. per annum

For the period from and including March 30, 2015 to but excluding September 30, 2015

2.50 per cent. per annum

For the period from and including September 30, 2015 to but excluding March 30, 2016

3.00 per cent. per annum

For the period from and including March 30, 2016 to but excluding September 30, 2016

4.00 per cent. per annum

payable semi-annually in arrear, on each March 30 and September 30, commencing March 30, 2012 and ending on the Maturity Date.

(c) Maturing September 30, 2016. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each March 30, June 30, September 30 and December 30 commencing December 30, 2011 and ending on June 30, 2016, with 5 London and New York Business Days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of September 27, 2011, the Bank entered into a Terms Agreement with Incapital LLC (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about September 30, 2011.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 10,000,000	N/A	USD 10,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A. Final Terms dated September 27, 2011.

B. Terms Agreement dated September 27, 2011.

Final Terms dated September 27, 2011

International Bank for Reconstruction and Development

Issue of

USD 10,000,000 Callable Step-Up Fixed Rate Notes due September 30, 2016

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	4020

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“USD”)

4.	Aggregate Nominal Amount:
	(i) Series:	USD 10,000,000

	(ii) Tranche:	USD 10,000,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations (Condition 1(b)):	USD 1,000 and integral multiples of USD 1,000 in excess thereof

7.	Issue Date:	September 30, 2011

8.	Maturity Date (Condition 6(a)):	September 30, 2016

9.	Interest Basis (Condition 5):	Step-Up Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable
(i) Rate of Interest:

From and including the Issue Date, to but excluding March 30, 2012: 0.50 per cent. per annum

From and including March 30, 2012, to but excluding

September 30, 2012: 0.75 per cent. per annum

From and including September 30,2012, to but excluding

March 30, 2013: 1.00 per cent. per annum

From and including March 30, 2013, to but excluding

September 30, 2013: 1.25 per cent. per annum

From and including September 30, 2013, to but excluding

March 30, 2014: 1.50 per cent. per annum

From and including March 30, 2014, to but excluding September 30, 2014: 1.75 per cent. per annum

From and including September 30, 2014, to but excluding March 30, 2015: 2.00 per cent. per annum

From and including March 30, 2015, to but excluding September 30, 2015: 2.50 per cent. per annum

From and including September 30, 2015, to but excluding March 30, 2016: 3.00 per cent. per annum

From and including March 30, 2016, to but excluding September 30, 2016: 4.00 per cent.

	(ii) Interest Payment Dates:	March 30 and September 30 in each year, commencing March 30, 2012, up to and including the Maturity Date

	(iii) Day Count Fraction (Condition 5(l)):	30/360

	(iv) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Call Option (Condition 6(d)):	Applicable
	(i) Optional Redemption Date(s):	March 30, June 30, September 30 and December 30 in each year, commencing December 30, 2011 to and including June 30, 2016

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	USD 1,000 per Specified Denomination, plus any accrued and unpaid interest

	(iii) Notice Period:	Five (5) London and New York Business Days prior to the relevant Optional Redemption Date

18.	Final Redemption Amount of each Note (Condition 6):	USD 1,000 per Specified Denomination

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19.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20.	Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

21.	New Global Note:	No

22.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

23.	Governing law (Condition 14):	New York

24.	Other final terms:	Not Applicable

DISTRIBUTION

25.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

26.	If non-syndicated, name of Dealer:	Incapital LLC

27.	Total commission and concession:	Not Applicable

28.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

29.	ISIN Code:	US45905UJL98

30.	CUSIP:	45905UJL9

31.	Common Code:	067984528

32.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

33.	Delivery:	Delivery against payment

34.	Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

35.	Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recently published Information Statement was issued on September 22, 2010. That Information Statement, together with IBRD’s Management’s Discussion & Analysis and Financial Statements for the fiscal year ended June 30, 2011 (filed with the U.S. Securities and Exchange Commission on August 4, 2011), are incorporated by reference in the Prospectus.

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RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Carlo Segni
Name: Carlo Segni
Title:
Duly authorized

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TERMS AGREEMENT NO. 4020 UNDER
THE GLOBAL DEBT ISSUANCE FACILITY

September 27, 2011

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned, Incapital LLC, agrees to purchase from you (the “Bank”) the Bank’s USD 10,000,000 Callable Fixed-Rate Step-Up Notes due September 30, 2016 (the “Notes”) described in the Final Terms, dated the date hereof (the “Final Terms”), at 11:00 a.m., New York time on September 30, 2011 (the “Settlement Date”) at an aggregate purchase price of USD 10,000,000 (which is 100 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to September 13, 2011, 3:00 p.m. EDT. . All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions will be true and correct as though made at and as of the Settlement Date, (ii) the Bank will have performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus will contain all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing will have happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply:

1.

The Bank agrees that it will issue the Notes hereunder and the Dealer named below agrees to purchase the Notes hereunder at the purchase price specified above (being equal to the issue price of 100 per cent.).

2.

The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4.

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Incapital LLC

200 South Wacker Drive, Suite 3700

Chicago, IL 60606

Attention: Tom Belka

Tel No.: (312) 379-3700

Fax No.: (312) 379-3701

Email: tom.belka@incapital.com

6.	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

7.	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[The remainder of this page is intentionally left blank.]

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

INCAPITAL LLC (the “Dealer”)

By:	/s/ Alfred A. Lucier
Name: Alfred A. Lucier
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Carlo Segni
Name: Carlo Segni
Authorized Officer

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